Exhibit 99.1

STATEMENT TO AMEND AND RESTATE THE

ARTICLES OF INCORPORATION OF

GLOBUS MARITIME LIMITED

UNDER SECTION 93 OF THE

BUSINESS CORPORATIONS ACT

The undersigned, Athanasios Feidakis, President, Chief Executive Officer, and Chief Financial Officer of GLOBUS MARITIME LIMITED, a Republic of the Marshall Islands corporation (the “Corporation”), for the purpose of amending and restating the Articles of Incorporation of the Corporation pursuant to Section 93 of the Business Corporations Act, hereby certifies that:

1.	The name of the Corporation is: GLOBUS MARITIME LIMITED

2.	The Corporation was formed under the laws of Jersey on July 26, 2006 as a public company and redomiciled to the Marshall Islands on November 24, 2010, the date of the filing of Articles of Domestication and Articles of Incorporation with the Registrar of Corporations of the Marshall Islands. Pursuant to Section 127(3) of the Marshall Islands Business Corporations Act (the “BCA”), the existence date of the Corporation is the date the Corporation was originally formed in Jersey. The Corporation’s articles of incorporation were amended on October 17, 2016 and October 11, 2018. A Statement of Designations with respect to the Corporation’s articles of incorporation was filed with the Registrar of Corporations of the Marshall Islands on each of April 24, 2012, June 12, 2020 and July 27, 2020.

3.	Articles I, III, IV, V, VII and IX are hereby amended and replaced by the Amended and Restated Articles of Incorporation attached hereto. All Statements of Designation previously filed remain in effect.

4.	These Amended and Restated Articles of Incorporation were duly adopted in accordance with the provisions of Sections 88(1) and 93 of the Business Corporations Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on this 22nd day of October, 2020.

/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer & Chief Financial Officer

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GLOBUS MARITIME LIMITED

ARTICLE I

NAME, REDOMICILIATION, PURPOSE, POWERS AND DURATION

Section 1.1 Name.  The name of the corporation shall be Globus Maritime Limited (the “Corporation”).

Section 1.2 Redomiciliation.  The Corporation was formed under the laws of Jersey on July 26, 2006 as a public company and redomiciled to the Marshall Islands as of November 24, 2010, the date of the filing of Articles of Domestication and Articles of Incorporation with the Registrar of Corporations of the Marshall Islands.  Pursuant to Section 127(3) of the Marshall Islands Business Corporations Act (the “BCA”), the existence date of the Corporation will be the date the Corporation was originally formed.

Section 1.3 Purpose.  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

Section 1.4 Powers.  The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have, including, without limitation, the power to engage in any lawful act or activity relating to the business of maritime transportation, including owning subsidiaries which own, operate, charter or re-charter vessels to others and any other lawful act or activity customarily conducted in conjunction therewith.

Section 1.5 Duration.  The Corporation shall have a perpetual existence.

ARTICLE II

REGISTERED ADDRESS AND REGISTERED AGENT

The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH 96960.  The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.  The Board of Directors of the Corporation (the “Board of Directors”) may establish branches, offices or agencies in any place in the world and may appoint legal representatives anywhere in the world.

ARTICLE III

CAPITAL STOCK

The Corporation shall have authority to issue seven hundred million (700,000,000) shares of capital stock, of which (i) five hundred million (500,000,000) shares shall be registered shares of common stock, par value four-tenths of one United States cent (US$0.004) per share (the “Common Shares”); (ii) one hundred million (100,000,000) shares shall be registered shares of Class B common stock, par value one-tenth of one United States cent (US$0.001) per share (the “Class B Shares” and collectively with the Common Shares, the “Common Stock”); and (iii) one hundred million (100,000,000) shares shall be registered preferred shares, each with a par value of one-tenth of one United States cent (US$0.001) (the “Preferred Shares”).

In these Articles of Incorporation, unless specifically stated otherwise herein, the term “shares” means the Common Shares, the Class B Shares and the Preferred Shares, and the term “shareholders” means the holders of the Common Shares, the Class B Shares and the Preferred Shares.

ARTICLE IV

CLASSES AND CHARACTERISTICS OF THE SHARES OF CAPITAL STOCK

Section 4.1 Definitions.  As used in these Articles of Incorporation:

(a)          “Person” means an individual, partnership, corporation (including, without limitation, a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof;

(b)          “Voting Power” means, with respect to a class or series of capital stock or classes of capital stock, as the context may require, the aggregate number of votes that the holder(s) of such class or series of capital stock or classes of capital stock, or any relevant portion thereof, entitled to vote at a meeting of shareholders, as the context may require, have; and

(c)          “Voting Shares” means, with respect to any corporation, shares of any class or series of capital stock entitled to vote in connection with the election of directors and/or all other matters submitted to a vote and, with respect to any entity that is not a corporation, any equity interest entitled to vote in connection with the election of the directors or other governing body of such entity and/or all other matters submitted to a vote.

Section 4.2 Preferred Shares.

(a)             The Preferred Shares may be issued from time to time in one or more series.  The Board of Directors is vested with authority, with respect to any series of Preferred Shares, to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon, including, without limitation, (1) the designation of the series; (2) the number of shares in the series, which the Board of Directors may, except where otherwise provided in the Preferred Shares designation, increase or decrease, but not below the number of shares then outstanding; (3) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series; (4) the dates at which dividends, if any, will be payable; (5) the redemption rights and price or prices, if any, for shares of the series; (6) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; (7) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation; (8) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made; (9) conditions or restrictions on the issuance of shares of the same series or of any other class or series of the Preferred Shares; (10) the voting rights, if any, of the holders of the series; and (11) the rights to elect one or more directors of the Corporation.  In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Shares.

(b)            Except as otherwise required by law, holders of any series of Preferred Shares shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by these Articles of Incorporation or by resolution of the Board of Directors adopted pursuant to authority herein granted relating to the issuance of such series and filed in accordance with Section 5 of the BCA (together with a statement prepared pursuant to Section 35(5) of the BCA setting forth a copy of the said resolution). For the avoidance of doubt, the Statement of Designations with respect to the Corporation’s articles of incorporation that was filed with the Registrar of Corporations of the Marshall Islands on each of April 24, 2012, June 12, 2020 and July 27, 2020 remain in full force and effect, and each is hereby incorporated by reference in full as if fully set forth herein, and the Series B Preferred Shares (as defined therein) remain outstanding and with their full rights and preferences.

Section 4.3 Common Shares.

At every meeting of the shareholders of the Corporation, each holder of Common Shares shall be entitled to one (1) vote in person or by proxy for each Common Share registered in such holder’s name on the stock ledger of the Corporation in connection with the election of directors and all other matters submitted to a vote of shareholders.

Section 4.4 Class B Shares.

The Board of Directors shall have the authority to issue Class B Shares.  Each Class B share shall have identical designations, preferences, rights, qualifications, limitations and restrictions as a Common Share except as follows:

(a)            At every meeting of the shareholders of the Corporation, each holder of Class B Shares shall be entitled to twenty (20) votes in person or by proxy for each Class B Share registered in such holder’s name on the stock ledger of the Corporation in connection with the election of directors and all other matters submitted to a vote of shareholders.

(b)            Each holder of Class B Shares (not including the Corporation and the Corporation’s subsidiaries) may convert any or all of the Class B Shares held by such holder into an equal number of Common Shares by providing a written notice to the Corporation, accompanied by certificates, if any, for such Class B Shares and any payment required for documentary, stamp or similar issue or taxes, stating that such holder desires to convert such Class B Shares into the same number of Common Shares, and, subject to the sole discretion of the Corporation, if to be issued in certificated form, with such legends and transfer restrictions relating to applicable securities laws thereon as the Corporation may determine and the denominations in which such certificates are to be issued.  To the extent permitted by applicable law, such voluntary conversion shall be deemed to have been effected at the close of business on the date such holder provides such written notice (and, if applicable, certificates) to the Corporation.

(c)            The Corporation may reissue or resell any Class B Shares that shall have been converted into Common Shares pursuant to or as permitted by the provisions of this Article IV, or any Class B Shares that shall have been acquired by the Corporation in any other manner.  The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Shares, such number of Common Shares as would become issuable upon the conversion of all Class B Shares then outstanding.

Section 4.5 Voting as a Single Class.  Except as may be otherwise required by law or required or permitted by these Articles of Incorporation, the holders of Common Shares and Class B Shares shall vote together as a single class and their votes shall be counted and totaled together on all matters submitted to a vote of shareholders of the Corporation.  Any provision of these Articles of Incorporation for conversion of Class B Shares into Common Shares on a one-for-one basis shall be deemed not to adversely affect the rights of the Common Shares, and every reference in these Articles of Incorporation to a majority or other proportion of the votes of Common Shares or Class B Shares shall refer to such majority or other proportion of the votes to which such Common Shares or Class B Shares are entitled.

Section 4.6 Authority to Pay Dividends.  The holders of the Common Shares and the Class B Shares are entitled to receive dividends.  Subject to any requirements imposed by the BCA, the Board of Directors, in its sole discretion, may determine whether to declare and pay dividends to the shareholders at any time, in accordance with the rights and preferences of the shares.  Dividends shall be paid in cash unless the Board of Directors has authorized a distribution in kind, such distribution in kind, including, without limitation, the distribution of shares of any class of capital stock of the Corporation.  The Board of Directors shall determine the fair market value of any dividend to be paid in kind.  No dividend shall be declared on each Class B Share unless an equal dividend is simultaneously declared on each Common Share, and no dividend shall be declared on each Common Share unless an equal dividend is simultaneously declared on each Class B Share.

Neither the Common Shares nor the Class B Shares may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each such class of Common Stock.

Section 4.7 No Preemptive Rights.  No shares of capital stock of the Corporation of any class whether now or hereafter authorized and no other security of the Corporation shall carry with it, and no holder of any share or shares of capital stock of the Corporation of any class whether now or hereafter authorized or of any other security of the Corporation, solely by reason thereof, shall have any preferential or preemptive right to acquire additional shares of capital stock of the Corporation of any class whether now or hereafter authorized or of any other security of the Corporation.

Section 4.8 Distribution of Assets in case of Liquidation.  In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment in full of the amounts, if any, required to be paid to the Corporation’s creditors and the holders of Preferred Shares, the remaining assets and funds of the Corporation shall be distributed pro rata to the holders of Common Shares and Class B Shares, and the holders of Common Shares and the holders of Class B Shares shall be entitled to receive the same amount per share in respect thereof.  For purposes of this Section 4.8, the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with or into one or more other corporations or entities (whether or not the Corporation is the corporation surviving such consolidation or merger) shall not be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation, voluntary or involuntary.

Section 4.9 Action by Written Consent. Any action required by the BCA to be taken at a meeting of shareholders of the Corporation, or any action which may be taken at a meeting of the shareholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. An electronic transmission consenting to an action to be taken and transmitted by a shareholder or proxyholder, or by a person or persons authorized to act for a shareholder or proxyholder, shall be deemed to be written and signed for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (a) that the electronic transmission was transmitted by the shareholder or proxyholder or by a person or persons authorized to act for the shareholder or proxyholder and (b) the date on which such shareholder or proxyholder or authorized person or persons transmitted such electronic transmission.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Powers.  The management of all the affairs, property and business of the Corporation shall be vested in the Board of Directors, who shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Articles of Incorporation.

Section 5.2 Number and Class.  The number of persons constituting the Board of Directors shall not be less than three (3) or more than nine (9), as fixed from time to time by the vote of holders of a majority of the Voting Power of the aggregate Voting Shares of the Corporation (subject to any rights of the holders of Preferred Shares) or by majority vote of the entire Board of Directors.  The Board of Directors shall be divided into three (3) classes (“Class I,” “Class II” and “Class III,” respectively), as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three (3) classes expiring each year.  The initial term of office of the Class I directors expired at the 2011 annual meeting of shareholders, the initial term of office of the Class II directors expired at the 2012 annual meeting of shareholders and the initial term of office of the Class III directors expired at the 2013 annual meeting of shareholders.  Directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified, unless such director is removed, resigns or dies prior to the annual meeting of shareholders in which such director’s term of office expires.

Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the then authorized number of directors shall be increased by the number of directors to be elected, and the terms of the director or directors elected by such holders shall expire at the next annual meeting of shareholders.

Section 5.3 Election.  Directors shall be elected by a plurality of the votes cast by shareholders entitled to vote in the election.  Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors.  Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.  Notwithstanding the foregoing, and except as otherwise required by law, if one or more class or series of Preferred Shares provides the holders thereof the right to elect one or more directors of the Corporation, the provisions of this Section 5.3 shall not apply with respect to the director or directors elected by such holders of Preferred Shares.

Section 5.4  Removal.  Any or all of the directors of the Corporation may be removed at any time, with or without cause, by the affirmative vote of holders of a majority of the Voting Power of the aggregate Voting Shares of the Corporation cast at a meeting of the shareholders or for cause by the affirmative vote of 66-2/3% of the members of the Board of Directors then in office.  Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the provisions of this Section 5.4 shall not apply with respect to the director or directors elected by such holders of Preferred Shares and such director(s) shall be removed only pursuant to the provisions contained in the resolution(s) of the Board providing for the establishment of any such class or series of Preferred Shares.

Section 5.5 Vacancies.  Except as otherwise provided in these Articles of Incorporation, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the remaining members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the term for which such directors shall have been chosen and until their successors shall be elected and qualified.  No decrease in the number of directors shall shorten the term of any incumbent director.  Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the provisions of this Section 5.5 shall not apply with respect to the director or directors elected by such holders of Preferred Shares and such director(s) shall be replaced only pursuant to the provisions contained in the resolution(s) of the Board providing for the establishment of any such class or series of Preferred Shares.

Section 5.6 Power of the Shareholders and Board of Directors Regarding Bylaws.  The shareholders have the authority to adopt, amend and repeal the bylaws of the Corporation by the affirmative vote of holders of the majority of the Voting Power of the aggregate Voting Shares of the Corporation.  The Board of Directors shall also have the authority to adopt, amend and repeal the bylaws of the Corporation without a vote of the shareholders, except that the Board of Directors may not amend or repeal the provisions of the bylaws for which it is specifically provided in the bylaws that they may be amended only by the affirmative vote of holders of no less than the majority of the Voting Power of the aggregate Voting Shares of the Corporation.

ARTICLE VI

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

(a)             Definitions.  For the purpose of this Article VI only, the following terms shall have the meanings as described herein:

(i)        “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another person.

(ii)       “Associate,” when used to indicate a relationship with any person, means: (1) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of Voting Shares; (2) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (3) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(iii)      “Business Combination,” when used in reference to the Corporation and any Interested Shareholder (as defined below) of the Corporation, means:

(A)          any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (1) the Interested Shareholder or any of its Affiliates; or (2) with any other Person if the merger or consolidation is caused by the Interested Shareholder;

(B)           any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation;

(C)           any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares of the Corporation, or any share of such subsidiary, to the Interested Shareholder, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (2) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Corporation solely for purposes of forming a holding company or changing the jurisdiction of incorporation; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (4) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (5) any issuance or transfer of shares by the Corporation; provided that in no case under items (3)-(5) of this subparagraph (C), shall there be an increase in the Interested Shareholder’s proportionate share of any class or series of shares of the Corporation;

(D)          any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares of the Corporation, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(E)           any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other similar benefits (other than those expressly permitted in subparagraphs (A)-(D) of this subsection(a)) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(iv)         “Control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Shares, by contract or otherwise.  A person who is the owner of 20% or more of the outstanding Voting Shares of any Person shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary.  Notwithstanding the foregoing, a presumption of control shall not apply where such person holds Voting Shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(v)         “Interested Shareholder” means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation), that (1) is the owner of 15% or more of the outstanding Voting Shares of the Corporation; (2) is an Affiliate or Associate of the Corporation and was the owner of 15% or more of the outstanding Voting Shares of the Corporation at any time within the three (3)-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; or (3) the Affiliates and Associates of any person listed in clauses (1) and (2) above; provided that the term “Interested Shareholder” shall not include any Person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided that such Person shall be an Interested Shareholder if thereafter such Person acquires additional Voting Shares of the Corporation, except as a result of further action by the Corporation not caused, directly or indirectly, by such Person.  For the purpose of determining whether a Person is an Interested Shareholder, the Voting Shares of the Corporation deemed to be outstanding shall include Voting Shares deemed to be Owned by such Person, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(vi)      “Owner,” including the terms “own” and “owned,” when used with respect to any shares, means a person that individually or with or through any of its Affiliates or Associates:

(A)          beneficially owns such shares, directly or indirectly;

(B)           has (1) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or Associates until such tendered shares is accepted for purchase or exchange; or (2) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(C)           has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in paragraph (vi)(B)(2) of this Article VI) or disposing of such shares with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares.

(b)             The Corporation shall not engage in any Business Combination with any Interested Shareholder for a period of three (3) years following the date of the transaction in which the person became an Interested Shareholder, unless:

(i)         prior to such date, the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

(ii)        upon consummation of the transaction that resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting Shares of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and officers; and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(iii)       at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the Voting Power of the outstanding Voting Shares of the Corporation that are not owned by the Interested Shareholder.

(c)             The restrictions contained in this Article VI shall not apply if:

(i)         (A) a shareholder becomes an Interested Shareholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder and (2) would not, at any time within the three (3)-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership or (B) the shareholder became an Interested Shareholder prior to the effectiveness of this Article VI (including prior to the redomestication of the Corporation); or

(ii)        the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction, which (A) constitutes one of the transactions described in the following sentence; (B) is with or by a person who either was not an Interested Shareholder during the previous three (3) years or who became an Interested Shareholder with the approval of the Board of Directors; and (C) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one (1)) who were directors prior to any person becoming an Interested Shareholder during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors.  The proposed transactions referred to in the preceding sentence are limited to:

(A)        a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);

(B)         a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation; or

(C)         a proposed tender or exchange offer for 50% or more of the outstanding Voting Shares of the Corporation.

(d)             The Corporation shall give not less than twenty (20) days notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (A) or (B) of the second sentence of this Article VI(c)(ii).  Any amendment of this Article VI shall not apply to any Business Combination between the Corporation and any person who became an Interested Shareholder of the Corporation at or prior to the time of such approval.

ARTICLE VII

LIMITATION ON DIRECTOR LIABILITY AND INDEMNIFICATION

Section 7.1 Limitation of Director Liability.  To the fullest extent that the BCA or any other law of the Marshall Islands as it exists or as it may hereafter be amended permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for actions taken in their capacity as director or officer of the Corporation, including any fiduciary duties.  No amendment to or repeal of this Section 7.1 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Section 7.2 Indemnification.  The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, (other than an action by or in the right of the Corporation) by reason of the fact he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation, a director or officer of another corporation, partnership, joint venture, trust or other enterprise (the “Indemnitee”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding unless a final and unappealable determination by a court of competent jurisdiction has been made that he or she did not act in good faith or in a manner he or she did not reasonably believe to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The Corporation shall indemnify any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The purpose of this provision is to fully indemnify the Indemnitee to the fullest extent permitted by Section 60 of the BCA or any successor statute.

Section 7.3 Expenses Payable in Advance.  The right to be indemnified shall include, without limitation, the right of an Indemnitee to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified hereunder.

The purpose of this provision is to advance funds to the fullest extent permitted by Section 60 of the BCA or any successor statute.

Section 7.4 Expenses of Enforcement.  An Indemnitee shall also be paid reasonable costs, expenses and attorneys’ fees (including expenses) in connection with the enforcement of rights to the indemnification granted hereunder

Section 7.5 Non-exclusivity of Rights.  The rights of indemnification shall not be exclusive of any other rights to which an Indemnitee may be entitled and shall not be limited by the provisions of Section 60 of the BCA or any successor statute.

Section 7.6 Insurance.  The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or serving in such capacity in another corporation at the request of the Corporation against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Articles of Incorporation.

Section 7.7 Other Action.  The Board of Directors may take such action as it deems necessary or desirable to carry out the provisions set forth in this Article VII, including, without limitation, adopting procedures for determining and enforcing the rights guaranteed hereunder, and the Board of Directors is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangement as may be permitted by law.

Section 7.8 Amendment or Repeal of Article VII.  Neither the amendment or repeal of this Article VII, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce any right to indemnification afforded by this Article VII to any person with respect to his or her status or any activities in his or her official capacities prior to such amendment, repeal or adoption.

Section 7.9 Amendment of BCA.  If the BCA is amended after the date of the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or permitting indemnification to a fuller extent, then the liability of a director of the Corporation shall be eliminated or limited, and indemnification shall be extended, in each case to the fullest extent permitted by the BCA, as so amended from time to time.  No repeal or modification of this Section 7.9 by the shareholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Section 7.9 at the time of such repeal or modification.

ARTICLE VIII

AMENDMENTS

Except as otherwise provided by law, any provision herein requiring a vote of shareholders may only be amended by such a vote.  Further, except as otherwise provided by law, Articles V, VI, VII and VIII may only be amended by affirmative vote of the holders of a majority of the Voting Power of the aggregate Voting Shares of the Corporation.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Authorization.  These Articles of Incorporation were authorized by action of the shareholders of the Corporation.

Section 9.2 Domicile.  The Corporation may transfer its corporate domicile from the Marshall Islands to any other place in the world.

Section 9.3 Article and Section Headings and References.  Article and Section headings in these Articles of Incorporation are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.  Unless otherwise expressly provided herein, all references to an “Article” or “Section” are to an Article or Section of these Articles of Incorporation.

Section 9.4 Severability. If any provision or application of these Articles of Incorporation shall be invalid or unenforceable, the remainder of these Articles of Incorporation and its remaining applications shall not be affected thereby, and shall continue in full force and effect.

Section 9.5 Recordkeeping. The Corporation will comply with all applicable provisions of the Republic of the Marshall Islands Business Corporations Act, including retention, maintenance, and production of accounting, shareholder, beneficial owner and director and officer records in accordance with Division 8 of the Republic of the Marshall Islands Business Corporations Act.

IN WITNESS WHEREOF, I have executed these Amended and Restated Articles of Incorporation on this 22nd day of October, 2020.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer, and Chief Financial Officer